1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 4, 2013

VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115, 811-08399

Dear Ms. Skeens:

In a February 15, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 60 (“PEA 60”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 62 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on January 28, 2013. PEA 60 was filed to register Advisor Class shares of the PIMCO Global Multi-Asset Managed Volatility Portfolio, an existing series of the Registrant (the “Portfolio”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 60.

Prospectus

Comment 1: Certain information, such as fees and expenses of the Portfolio, is missing. Please confirm that missing information will be provided in a post-effective amendment.

Response: Comment accepted. The Registrant confirms that missing information will be provided in the next post-effective amendment filed pursuant to Rule 485(b) of the 1933 Act relating to the Portfolio’s Advisor Class shares.

Comment 2: Consider clarifying the Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies section to note that the Underlying PIMCO Funds are not funds-of-funds. Currently, this section states “[e]ach Underlying PIMCO Fund may invest in securities of other investment companies…to the extent permitted by the 1940 Act and the rules and regulations thereunder and any exemptive relief therefrom.”

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach   Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Deborah D. Skeens April 4, 2013 Page 2

Response: None of the Underlying PIMCO Funds operate as “funds of funds” in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act, although certain Underlying PIMCO Funds may invest in other funds to the extent permitted generally by Sections 12(d)(1)(A) and 12(d)(1)(B), rules thereunder or related exemptive relief. The Portfolio’s Principal Investment Strategies section defines “Underlying PIMCO Funds” as “Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open end investment companies, except funds of funds” (emphasis added). Accordingly, when the term “Underlying PIMCO Fund” is used in subsequent sections of the prospectus, such as the section cited by the Staff’s comment, the term refers only to those series of PIMCO Funds and PIMCO Equity Series that do not operate as “funds of funds” (i.e., funds that invest in other funds beyond the percentage limitations of Sections 12(d)(1)(A) and (B) in reliance on other provisions of Section 12(d)(1)).

Comment 3: When completing the fee table, include the expenses of the Portfolio’s subsidiary where appropriate and a footnote describing such expenses.

Response: Comment accepted. The completed fee table for the Portfolio’s Advisor Class shares will reflect the expenses attributable to the Portfolio’s investment in its subsidiary as Acquired Fund Fees and Expenses. Since PIMCO has contractually agreed to waive the Portfolio’s management fees in an amount equal to the management fees paid by the subsidiary to PIMCO, a footnote describing the fee waiver has been included. See footnote 2 to the fee table in PEA 60.

Comment 4: With respect to footnote 1 to the fee table, confirm that the footnote and corresponding line item in the fee table are consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A. Specifically, only include the footnote and corresponding line item to the extent the applicable waiver arrangements actually reduces Portfolio operating expenses for no less than one year from the effective date of the registration statement.

Response: To the best of the Registrant’s knowledge and belief, the Portfolio’s contractual waiver arrangement will reduce actual expenses for no less than one year from the date of the Portfolio’s registration statement.

Comment 5: With respect to the Portfolio’s subsidiary:

(i) provide the percentage of the Portfolio’s total assets invested in the subsidiary as of a recent date;

Deborah D. Skeens April 4, 2013 Page 3

(ii) add an undertaking to the Portfolio’s registration statement to the effect that the subsidiary has the same fundamental and non-fundamental investment restrictions as the Portfolio, Section 15 of the 1940 Act applies to the subsidiary’s relationship with its investment adviser and the subsidiary’s board of directors complies with the requirements of Section 16 of the 1940 Act;

(iii) address whether the Portfolio and subsidiary will comply with all 1940 Act requirements on a consolidated basis, including but not limited to, compliance with Sections 8, 17 and 18 of the 1940 Act, as well as pricing and accounting practices;

(iv) confirm the subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff;

(v) address whether the subsidiary’s board of directors will execute amendments to the Portfolio’s registration statement;

(vi) confirm the financial statements of the subsidiary are consolidated with those of the Portfolio.

Response: The Registrant’s responses, set forth below, are similar to the responses provided to substantially similar comments to the Registrant’s Post-Effective Amendments Nos. 48 and 51.1

Percentage of Portfolio’s Total Assets Invested in the Subsidiary

As of February 28, 2013, the Portfolio invested 4.56% of its total assets in its subsidiary.

Application of Sections 8, 15, 16, 17 and 18 of the 1940 Act, and Portfolio pricing and accounting practices, to the Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with its subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio. However, the subsidiary will

[1]

See Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 48, at comment 10 (Jan. 10, 2012); and Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 49, at comment 12 (Feb. 28, 2012).

Deborah D. Skeens April 4, 2013 Page 4

independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, the subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Portfolio, the same practices with regard to pricing and valuation that apply to the Portfolio apply to the subsidiary, and the consolidated financial statements of the Portfolio and subsidiary are audited by the Portfolio’s independent registered public accounting firm. Notwithstanding the foregoing, we note that the subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e., the subsidiary) what it is prohibited from doing directly. As such, the subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a).2

Whether the Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

The subsidiary has filed with the SEC a consent to service of process and examination of its books and records.3

Whether the subsidiary’s board of directors will execute amendments to the Portfolio’s registration statement

The subsidiary is not required to execute the Registrant’s post-effective amendments. The subsidiary is not offering any securities in the United States, nor is the subsidiary a co-issuer of the Portfolio’s securities.

[2]

For example, if the Portfolio were to cause its subsidiary to engage in investment activities prohibited by the Portfolio’s fundamental investment restrictions without first obtaining shareholder approval, the Portfolio would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

[3]

The subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Deborah D. Skeens April 4, 2013 Page 5

The subsidiary is organized solely for the purpose of providing the Portfolio a non-exclusive means by which the Portfolio may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limits the Portfolio’s ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.4

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).5 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the subsidiary is not offering its securities in the United States in violation of Section 7(d).6

[4]

The Registrant notes that the Portfolio may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[5]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[6]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Portfolio’s assets to be invested in its subsidiary. For instance, the Portfolio will invest a limited amount of its assets in its subsidiary and is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a fund’s investment in its subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Deborah D. Skeens April 4, 2013 Page 6

Registrant also believes that the subsidiary is not a co-issuer of the Portfolio’s securities and is therefore not required to sign the Portfolio’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.7

The subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Portfolio’s investment in its subsidiary is a limited part of the Portfolio’s overall investment strategy. The “chief part” of the Portfolio’s business is not the purchase of the securities of its subsidiary and the sale of its own securities. Rather, the Portfolio’s assets are typically invested outside the subsidiary. As noted above, only a limited portion of the Portfolio’s assets will be invested in its subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Portfolio.8 In contrast, in

The Portfolio’s investment in its subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Portfolio’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Portfolio, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

[7]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[8]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Deborah D. Skeens April 4, 2013 Page 7

the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should the Portfolio’s investment in its subsidiary ever become the chief part of its business, the subsidiary will undertake to sign the Portfolio’s registration statement.

Although the subsidiary is not required to sign the registration statement, Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the subsidiary if necessary for the protection of Portfolio investors. First, as noted above, the subsidiary will not be able to engage in any activity that would cause the Portfolio to violate the 1940 Act pursuant to Section 48(a). Second, although the subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The subsidiary’s books and records will be maintained in the United States, together with the Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the subsidiary’s assets will be maintained in the United States with the Portfolio’s custodian in accordance with Section 17(f) and the rules thereunder. As noted above, the subsidiary has filed a consent to service of process and examination of its books and records.

Whether the financial statements of the subsidiary are consolidated with those of the Portfolio

The Registrant confirms that the financial statements of the subsidiary are consolidated with those of the Portfolio.

Comment 6: The footnotes to the fee table describe certain fee waivers. Confirm that any adjustment to the Expense Example is made only for those period(s) for which the fee waivers are expected to continue.

Response: Comment accepted. The Registrant confirms that any adjustment to the Expense Example made to reflect the contractual fee waivers only affects the Expense Example period(s) for which, to the best of the Registrant’s knowledge and belief, the fee waivers are expected to continue.

Deborah D. Skeens April 4, 2013 Page 8

Comment 7: Confirm that the Portfolio is a “New Fund” within the meaning of Instruction 6 to Item 3 of Form N-1A or, if not, add the 5- and 10-year portions of the Expense Example pursuant to Instruction 6(b).

Response: Comment accepted. The 5- and 10-year portions of the Expense Example will be added pursuant to Form N-1A Item 3, Instruction 6(b).

Comment 8: Revise the Portfolio Turnover section to disclose the period for which the information is provided if less than a full fiscal year. See Instruction 5 to Item 3 of Form N-1A.

Response: Comment accepted. This section has been updated to provide the Portfolio’s portfolio turnover for the fiscal period from the date the Portfolio commenced operations through the end of the most recent fiscal period for which such information is currently available.

Comment 9: Certain principal risks are not discussed in the Principal Investment Strategies section, such as Arbitrage Risk and Distressed Company Risk. Accordingly, confirm that such risks are in fact principal risks of the Portfolio.

Response: The Portfolio will invest in a variety of Underlying PIMCO Funds and Acquired Funds (as disclosed in the Principal Investment Strategies), some of which utilize principal investment strategies that involve arbitrage strategies and/or investing in distressed companies. Accordingly, the Registrant confirms that Arbitrage Risk and Distressed Company Risk are principal risks of the Portfolio due to the Portfolio’s potential investment in certain Underlying PIMCO Funds that are subject to Arbitrage Risk and/or Distressed Company Risk.

Comment 10: Review the Management of the Portfolio—Annual Underlying PIMCO Fund Expenses section and delete all footnotes relating to expired reimbursement or waiver arrangements. Confirm that any fees and expenses reflected in the table do not reflect expired reimbursement or waiver arrangements.

Response: Comment accepted. To the best of the Registrant’s knowledge and belief, any fees and expenses reflected in the table do not reflect expired reimbursement or waiver arrangements.

Part C

Comment 11: In response to Item 28(h) of Form N-1A, “forms of” a participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. Except where otherwise permitted by Rule 483(d)(2), please file executed copies of these agreements and not “form of” agreements. Alternatively, confirm in your response that the executed agreements are substantially identical to the form of agreements previously filed as exhibits.

Deborah D. Skeens April 4, 2013 Page 9

Response: Due to the large number of agreements involved and consistent with past practice, the current “form of” participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. The Registrant will make a copy of any executed participation agreement, services agreement or selling agreement available to the Staff upon request. In addition, the Registrant confirms that the executed agreements are substantially identical to the “form of” agreements previously filed as exhibits.

*        *        *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 60 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

April 4, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 62 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on January 28, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso